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Filed Pursuant to Rule 424(b)3
Registration Number 333-110296

P R O S P E C T U S

3,000,000 Shares
Orient-Express Hotels Ltd.
Class A Common Shares

        Orient-Express Hotels Ltd. is offering 3,000,000 of its class A common shares.

        The class A common shares are listed on the New York Stock Exchange under the symbol "OEH". On November 20, 2003, the last reported sale price of the class A common shares on the New York Stock Exchange was $16.00 per share.

        Orient-Express Hotels' bye-laws provide that its board of directors cannot declare a cash dividend on either of its class A or class B common shares without at the same time declaring an equal cash dividend on the other class of common shares. In general, holders of class A common shares and class B common shares vote together as a single class on all matters submitted to a vote of Orient-Express Hotels' shareholders, with holders of class B common shares having one vote per share and holders of class A common shares having one-tenth of one vote per share. Each class B common share is convertible at any time into one class A common share. In all other material respects, the class A common shares and class B common shares are identical and are treated as a single class of common shares. See "Description of the Common Shares."

        This prospectus also relates to rights to purchase Orient-Express Hotels' series A junior participating preferred shares. These rights will be attached to and transferable only with the class A common shares sold in this offering. See "Description of the Common Shares—Preferred Share Purchase Rights."

        Investing in the class A common shares involves risks that are described in the "Risk Factors" section beginning on page 8 of this prospectus.

	Per Share	Total
Public offering price	$16.00	$48,000,000
Underwriting discount	$.84	$2,520,000
Proceeds, before expenses, to Orient-Express Hotels	$15.16	$45,480,000

        The underwriters may also purchase up to 450,000 additional class A common shares from Orient-Express Hotels Ltd. at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

        None of the Securities and Exchange Commission, any state securities commission or any Bermuda regulatory authority has approved or disapproved of the class A common shares being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The class A common shares will be ready for delivery on or about November 26, 2003.

Merrill Lynch & Co.

                                   Citigroup

                                              Bear, Stearns & Co. Inc.

Lazard

The date of this prospectus is November 20, 2003

Orient-Express Hotels Ltd.

www.orient-express.com

HOTEL CIPRIANI
Venice, Italy

PALAZZO VENDRAMIN
Venice, Italy

HOTEL SPLENDIDO
Portofino, Italy

HOTEL SPLENDIDO MARE
Portofino, Italy

VILLA SAN MICHELE
Florence, Italy

HOTEL CARUSO
Ravello, Italy

HOTEL RITZ
Madrid, Spain

LA RESIDENCIA
Mallorca, Spain

LAPA PALACE
Lisbon, Portugal

REID'S PALACE HOTEL
Madeira

HOTEL DE LA CITE
Carcassonne, France

HARRY'S BAR
London, United Kingdom

LE MANOIR AUX QUAT' SAISONS
Chef-Prop. R. Blanc
Oxfordshire, UK

'21' CLUB
New York, USA

INN AT PERRY CABIN
Maryland, USA

KESWICK HALL
Virginia, USA

WINDSOR COURT HOTEL
New Orleans, USA

CHARLESTON PLACE
Charleston, USA

MAROMA RESORT AND SPA
Riviera Maya, Mexico

LA SAMANNA
St Martin, French West Indies

MOUNT NELSON HOTEL
Cape Town, South Africa

THE WESTCLIFF
Johannesburg, South Africa

ORIENT-EXPRESS SAFARIS
Eagle Island Camp
Botswana

ORIENT-EXPRESS SAFARIS
Kwai River Lodge
Botswana

ORIENT-EXPRESS SAFARIS
Savute Elephant Camp
Botswana

THE OBSERVATORY HOTEL
Sydney, Australia

LILIANFELS BLUE MOUNTAINS
New South Wales, Australia

LA CABAÑA

COPACABANA PALACE
Rio de Janerio, Brazil

LA CABAÑA
Buenos Aires, Argentina

MIRAFLORES PARK HOTEL
Lima, Peru

HOTEL MONASTERIO
Cuzco, Peru

MACHU PICCHU
SANCTUARY LODGE
Machu Picchu, Peru

BORA BORA LAGOON RESORT
Tahiti, French Polynesia

PERURAIL
Peru

VENICE SIMPLON-ORIENT-EXPRESS
Europe

BRITISH PULLMAN
United Kingdom

NORTHERN BELLE
United Kingdom

EASTERN & ORIENTAL EXPRESS
South East Asia

ROAD TO MANDALAY
Burma (Myanmar)

3470-AR-02

        You should rely only on information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operation and prospectus may have changed since that date.

        In this prospectus, "Orient-Express Hotels," "we," "us" and "our" each refers to Orient-Express Hotels Ltd., a Bermuda company, and, unless otherwise required by the context, its subsidiaries, and not to the underwriters or Sea Containers. "Sea Containers" refers to Sea Containers Ltd., a Bermuda company, and, unless otherwise required by the context, its subsidiaries.

SUMMARY

        This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include those discussed in "Risk Factors" and "Forward-Looking Statements." Unless otherwise indicated, all information in the prospectus assumes the underwriters do not exercise their over-allotment option.

Orient-Express Hotels Ltd.

        Orient-Express Hotels Ltd. is a hotel and leisure company focused on the luxury end of the leisure market with many well-known and highly acclaimed properties.

        Hotels and restaurants represent the largest segment of our business contributing 85% of our revenues in 2002. Our hotels consist of 30 properties (reported as 26 business units) ranging across five continents and including the Hotel Cipriani in Venice, the Mount Nelson in Cape Town, the Copacabana Palace in Rio de Janeiro, the Observatory in Sydney and Charleston Place in Charleston, South Carolina. We also own and operate the '21' Club restaurant in New York, New York and La Cabana restaurant in Buenos Aires, and have a 49% interest in Harry's Bar, a private dining club in London. In addition to hotels and restaurants, we operate a tourist train and cruise business which runs five tourist trains, three of which we own, including the legendary Venice Simplon-Orient-Express in Europe.

        We seek properties that are unique and distinctive as well as luxurious and we avoid the use of a chain brand. Instead, we promote the local brand and use the Orient-Express Hotels brand as an assurance of quality to our customers. We believe that discriminating travelers seek distinctive hotels in preference to a chain brand and that these travelers are prepared to pay higher rates for this type of travel experience. As a result, we believe that we tend to achieve higher room rates than the brand chains and other competitors.

Investment Highlights

        Poised for Lodging Market Recovery.    Since 2001, we have been successful in maintaining room rates, and our decline in revenue in local currency has been due primarily to reduced occupancy. On a "same-store" basis (excluding the effects of acquisitions and dispositions during the period), EBITDA in 2002 was $25,000,000 lower than that achieved in 2000, consistent with broader lodging industry performance. As the economy recovers and the public's confidence in world travel returns, we expect that demand for luxury hotel and tourist products should resume. In addition, we also expect to benefit from favorable demographic trends in relevant age and income brackets of U.S. and European populations, and increased online travel bookings.

        Growth through RevPAR Gains, Acquisitions and Hotel Expansions.    We are committed to growing our business profitability through a combination of revenue per available room, or RevPAR, growth at our existing hotels, acquisitions and the expansion of existing properties. We believe that when demand fully recovers for hotels, we will be able to increase our room rates further at our established properties given the prestige of our brand names and significant barriers to entry.

        Over the last two years we have made four acquisitions, including earlier this year, the acquisition of the Hotel Ritz in Madrid for $135,000,000 through a 50/50 joint venture. We intend to continue to acquire additional distinctive luxury properties throughout the world and are currently evaluating a number of acquisition opportunities. Factors in our evaluation of potential acquisitions include the uniqueness of the property, attractions for guests in the vicinity, acceptability of actual investment returns, upside potential through pricing, expansion or improved marketing, limitations on nearby competition and convenient access.

        We believe that investment in expanding existing properties with additional rooms and facilities such as spas and conference space may lead to attractive returns on such investments, because the incremental operating costs of these are low. We have invested $50,000,000 over the last three years in such expansion projects and plan to invest a further $80,000,000 over the next few years in our existing hotels.

        Unique Portfolio of Properties in Areas Where There Are High Barriers to Entry.    Our properties are in distinctive locations throughout the world. Many of our properties are part of the local history and could not be replaced or would be prohibitively expensive to replicate. Also, strict zoning regulations in a number of countries where we operate, particularly Italy, prohibit or significantly restrict new hotel development in our areas.

        Distinguished Brand Names.    Our brand name "Orient-Express Hotels" originated with the legendary luxury train traveling between Paris and Istanbul in the late 19th and early 20th centuries. This brand name is recognized worldwide and is synonymous with sophisticated travel and refined elegance. Also, many of our individual properties, such as the Hotel Cipriani or the '21' Club, have distinctive, local brand identities.

        Luxury Market Focus.    We focus exclusively on the luxury end of the leisure market. We serve those guests who are less price sensitive and are willing to pay a premium for services and accommodations which have a special image, style and character. Our philosophy is that "quality is luxury with personality."

        Pricing Power.    We believe that given their strong reputation and distinctive character, our properties tend to command a considerable rate premium over those of our competitors.

        Sales, Marketing and Distribution Advantages.    We attract guests whom we believe have often made a specific decision to stay at one or more of our properties and therefore are more likely to book directly with our hotels. As a result, this reduces our marketing costs and third-party sales commissions. We extensively utilize public relations as a communications tool by working with journalists and travel writers, and we enjoy substantial media exposure because of the distinctive nature of our properties. During 2002, we hosted over 1,100 journalists at our various properties. As a result, over 5,000 articles and stories were published or broadcast about our properties, many in publications with large local, regional or international circulations.

        Global Presence.    We operate hotels and restaurants in 14 countries across five continents. Also, our trains and cruiseship operate in the U.K., continental Europe, Southeast Asia and South America. Our geographic diversification makes our results of operations less dependent upon any particular region.

        Industry Awards.    We have gained a worldwide reputation for quality and service in the luxury segment of the leisure and business travel market. Over the years, our properties have won numerous national and international awards given by trade or consumer publications, such as Conde Nast Traveller, Gourmet, Travel & Leisure and Tatler and private subscription newsletters, such as Andrew Harper's Hideaway Report, or industry bodies, such as the American Automobile Association. The awards are based on opinion polls of their readers or the professional opinion of journalists or panels of experts. The awards are believed to influence consumer choice and are therefore highly prized.

        Strong Management Team.    Our executive management team includes ten individuals who are responsible for our global strategic direction and have an average of ten years of experience with Orient-Express Hotels and 18 years of experience in the hotel and leisure industry.

Recent Development

        Sale of Hotel Quinta do Lago.    On November 6, 2003, we announced the sale of our Hotel Quinta do Lago in the Algarve region of Portugal at a price of $40,000,000. This transaction will result in a gain, which will be recognized in the fourth quarter of 2003.

Relationship with Sea Containers

        Sea Containers Ltd., a Bermuda company with shares listed on the New York Stock Exchange, currently owns 11,943,901 of our class A common shares and 2,459,399 of our class B common shares, representing about 47% of our outstanding class A and class B common shares (excluding class B common shares owned by one of our subsidiaries) and having about 16% of the combined voting power of all outstanding class A and class B common shares of Orient-Express Hotels (including class B common shares owned by such subsidiary).

        Orient-Express Hotels has filed a registration statement with the SEC (which was declared effective on February 19, 2003) for sales by Sea Containers from time to time, in one or more transactions, of any or all of its remaining 11,943,901 class A common shares of Orient-Express Hotels plus the 2,459,399 Orient-Express Hotels class A common shares issuable upon conversion of 2,459,399 Orient-Express Hotels class B common shares held by Sea Containers.

* * *

        Orient-Express Hotels maintains its registered office at 22 Victoria Street, Hamilton HM 12, Bermuda, telephone 441-295-2244. Its main service subsidiary—Orient-Express Services Ltd.—in the United Kingdom is located at Sea Containers House, 20 Upper Ground, London SE1 9PF, England, telephone 011-44-20-7805-5060, and its main United States service subsidiary—Orient-Express Hotels Inc.—has offices at 1155 Avenue of the Americas, New York, New York 10036, telephone 212-302-5066.

        Our website is www.orient-express.com. The information on this website is not a part of this prospectus.

The Offering

Class A common shares offered(1)	3,000,000 shares
Class A and B common shares to be outstanding immediately after this offering(2)(3)	33,800,000 shares
Use of proceeds
We intend to use the net proceeds from this offering primarily for the purchase of hotels and related businesses and for capital investment in some of our existing owned properties, as well as for our general corporate purposes which may include reduction of our debt, other possible acquisitions and funding our working capital needs.
New York Stock Exchange symbol	OEH
Risk factors	See "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in the class A common shares.

(1)
Holders of class B common shares have one vote per share at any general meeting of Orient-Express Hotels, and holders of class A common shares have one-tenth of one vote per share at any general meeting of Orient-Express Hotels. The holders of class A and class B common shares vote together as a single class on most matters. See "Description of the Common Shares" beginning on page 21 of this prospectus.

(2)
Our wholly-owned subsidiary, Orient-Express Holdings 1 Ltd., or Holdings, owns 18,044,478 class B common shares of Orient-Express Hotels. These shares are outstanding under Bermuda law and may be voted by Holdings, although they are disregarded for purposes of calculating our earnings per share. Thus, Holdings has voting control of Orient-Express Hotels. As of the date of this prospectus, Holdings holds common shares representing approximately 77% of the combined voting power of the outstanding common shares of Orient-Express Hotels for most matters submitted to a vote of its shareholders.

(3)
The number of outstanding common shares disregards the 18,044,478 class B common shares owned by Holdings as described in note (2) above.

        The number of class A and class B common shares outstanding excludes 750,000 class A and class B common shares reserved for issuance under the 2000 Stock Option Plan of Orient-Express Hotels.

Summary Consolidated Financial Data

        The data presented in the following table as of December 31, 2000, 2001 and 2002 and for the years then ended are derived from the audited consolidated financial statements of Orient-Express Hotels, which have been audited by Deloitte & Touche LLP, independent auditors. The data for the nine months ended September 30, 2002 and 2003, and as of September 30, 2002 and 2003, have been derived from the unaudited consolidated financial statements of Orient-Express Hotels which, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for these periods. Results for the nine-month period ended September 30, 2003 are not necessarily indicative of results that may be expected for the entire year. The historical financial information below may not give an accurate indication of our future performance.

Orient-Express Hotels Ltd. and Subsidiaries

	Year ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
	(Dollars in millions except per share data)
Consolidated income statement data:
Revenue	$267.5	$252.2	$279.3	$209.0	$238.2
Earnings from unconsolidated companies	8.9	9.1	10.0	6.8	6.4
Expenses:
Depreciation and amortization	15.1	16.4	19.5	14.3	18.7
Operating	122.6	120.0	136.2	100.3	118.2
Selling, general and administrative	69.7	72.2	86.1	62.2	75.6

Earnings from operations before net finance costs	69.0	52.7	47.5	39.0	32.1
Net finance costs	(23.0)	(18.6)	(18.3)	(14.7)	(14.3)

Earnings before income taxes	46.0	34.1	29.2	24.3	17.8
Provision for income taxes	6.0	4.2	3.9	3.2	2.8

Net earnings	$40.0	$29.9	$25.3	$21.1	$15.0

Consolidated net earnings per share:
Net earnings per class A and class B share, basic and diluted	$1.43	$0.97	$0.82	$0.69	$0.49
Weighted average number of shares (in millions)	27.8	30.9	30.8	30.8	30.8
Consolidated balance sheet data (at end of period):
Cash and cash equivalents	$15.9	$57.9	$37.9	$56.4	$53.5
Total assets	725.9	836.3	998.5	967.2	1,155.0
Long-term debt (including current portion)	276.7	362.9	459.0	451.7	567.9
Total shareholders' equity	378.7	392.6	426.5	417.3	446.9
Other consolidated financial data:
Cash flows provided by (used in):
Operating activities	51.0	40.5	35.3	31.5	26.7
Investing activities	(81.0)	(76.9)	(119.0)	(106.7)	(93.8)
Financing activities	35.2	79.1	63.3	72.9	81.0
Capital expenditures (excluding acquisitions)	35.7	37.6	56.9	45.0	44.4
EBITDA(1)	84.1	69.1	67.0	53.3	50.8
EBITDA margin (% of total revenue and earnings from unconsolidated companies)	30%	26%	23%	25%	21%
Ratio of earnings to fixed charges(2)	2.7	2.4	2.1	2.3	1.7

(1)
"EBITDA" is earnings from operations plus depreciation and amortization. Management believes that EBITDA is a useful measure of operating performance, widely used by investors as a measure of the ability of a company to service or incur indebtedness, and it is a financial measure commonly used in Orient-Express Hotels' industry. However, EBITDA does not represent cash flow from operations as defined by U.S. generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to earnings from operations before net finance costs under U.S. generally accepted accounting principles for purposes of evaluating results of operations. Our EBITDA may not be comparable in all instances to EBITDA as disclosed by other companies.

  The following table reconciles EBITDA as defined with Orient-Express Hotels' earnings from operations before net finance costs, as derived from the audited financial information for the years ended December 31, 2000, 2001 and 2002 and from the unaudited financial information for the nine months ended September 30, 2002 and 2003 (dollars in millions):

	Year ended December 31,			Nine months ended September 30,
	2000	2001	2002	2002	2003
EBITDA	$84.1	$69.1	$67.0	$53.3	$50.8
Depreciation and amortization	15.1	16.4	19.5	14.3	18.7

Earnings from operations before net finance costs	$69.0	$52.7	$47.5	$39.0	$32.1

(2)
For purposes of computing this ratio, "earnings" consist of earnings before income taxes, change in accounting principle, and fixed charges. "Fixed charges" for this ratio represent interest expense, including amortization of capitalized financing costs, and one-third of rental expense, which is assumed to be the representative portion of the interest factor of rental expense.

RISK FACTORS

        A prospective purchaser of class A common shares should carefully consider the risks described below and the other information contained in or incorporated by reference in this prospectus before making a decision to purchase class A common shares.

        If any of these risk events occurs, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected. In such case, the market price of the class A common shares could decline.

        This prospectus, including the documents incorporated in it by reference, also contains forward-looking statements that involve risks and uncertainties. We refer you to "Forward-Looking Statements" in this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this prospectus.

Risks Relating to our Business

The operations of Orient-Express Hotels are subject to adverse factors generally encountered in the hospitality industry.

        Besides the specific conditions discussed in the risk factors below, these factors include

  •
  cyclical downturns arising from changes in general and local economic conditions,

  •
  dependence on varying levels of tourism, business travel and corporate entertainment,

  •
  rising or falling disposable income of consumers and the traveling public,

  •
  changes in popular travel patterns,

  •
  competition from other hotels and leisure time activities,

  •
  periodic local oversupply of guest accommodation, which may adversely affect occupancy rates and actual room rates achieved,

  •
  increases in operating costs due to inflation and other factors which may not be offset by increased revenues,

  •
  regional and local economic and political conditions affecting market demand, including recessions, civil disorder and acts of terrorism,

  •
  foreign exchange rate movements,

  •
  adverse weather conditions or destructive forces like fire or flooding, and

  •
  seasonality, in that many of our hotels and tourist trains are located in the northern hemisphere where they operate at low revenue or close during the winter months.

        The effect of these factors varies among our hotels and other properties because of their geographic diversity. The recent SARS epidemic in Asia, for example, caused a reduction in passenger bookings on the tourist train of Orient-Express Hotels operating between Bangkok and Singapore and had a negative impact on travel to Australia and Tahiti. Although the SARS outbreak has been contained, it is possible that the disease could re-emerge. The occurrence of such or a similar event may have a negative impact on Orient-Express Hotels' operations.

        In particular, as a result of terrorist attacks in the United States on September 11, 2001 and the subsequent military actions in Afghanistan and Iraq, international, regional and even domestic travel has been disrupted. Demand for most of Orient-Express Hotels' properties declined substantially in the latter part of 2001, and the effects of the disruption are continuing to be felt. For example, American leisure travelers seem more reluctant than in the past to go abroad, and the booking lead-times by guests, travel agents and tour operators at our properties have shortened. Further acts of terrorism or possible military action, could further reduce leisure and business travel.

The hospitality industry is highly competitive, both for acquisitions of new hotels and restaurants and for customers.

        Orient-Express Hotels competes for hotel and restaurant acquisition opportunities with others who have substantially greater financial resources than it does. They may be prepared to accept a higher level of financial risk than Orient-Express Hotels can prudently manage. This competition may have the effect of reducing the number of suitable investment opportunities offered to Orient-Express Hotels and increasing its acquisition costs by enhancing the bargaining power of property owners seeking to sell or to enter into management agreements.

        Some of Orient-Express Hotels' properties are located in areas where there are numerous competitors. For example, in the last two years, competing deluxe hotels opened near its properties in New Orleans, Sydney and Rio de Janeiro. Competitive factors in the hospitality industry include convenience of location, quality of the property, room rates and menu prices, range and quality of food services and amenities offered, types of cuisine, and name recognition. Demographic, geographic or other changes in one or more of our markets could impact the convenience or desirability of our hotels and restaurants, and so could adversely affect their operations. Also, new or existing competitors could significantly lower rates or offer greater conveniences, services or amenities or significantly expand, improve or introduce new facilities in the markets in which our hotels and restaurants compete.

The hospitality industry is heavily regulated, including with respect to food and beverage sales, employee relations, construction and environmental concerns, and compliance with these laws could reduce revenues and profits of properties owned or managed by Orient-Express Hotels.

        Orient-Express Hotels and its various properties are subject worldwide to numerous laws, including those relating to the preparation and sale of food and beverages, liquor service, and health and safety of the premises. Its properties are also subject to laws governing our relationship with our employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and firing employees and work permits. Also, the success of expanding Orient-Express Hotels' existing properties depends upon its obtaining necessary building permits or zoning variances from local authorities.

        Orient-Express Hotels also is subject to foreign and U.S. laws and regulations relating to the environment and the handling of hazardous substances which may impose or create significant potential environmental liabilities, even in situations where the environmental problem or violation occurred on a property before Orient-Express Hotels acquired it.

Orient-Express Hotels' acquisition, expansion and development strategy may be less successful than we expect, and, therefore, its growth may be limited.

        Orient-Express Hotels intends to increase its revenues and net income through acquisitions of new properties and expansion of its existing properties. Successful pursuit of new growth opportunities will depend on the ability to identify properties suitable for acquisition and expansion, to negotiate purchases or construction on satisfactory terms, to obtain the necessary financing and permits and to integrate new properties into existing operations. Also, the acquisition of properties in new locations may present operating and marketing challenges that are different from those currently encountered in existing locations. We cannot assure you that Orient-Express Hotels will succeed in its growth strategy.

        Orient-Express Hotels may develop new properties in the future. New project development is subject to such adverse factors as market or site deterioration after acquisition, inclement weather, labor or material shortages, work stoppages and the continued availability of construction and permanent financing. For example, the opening of the Westcliff Hotel in Johannesburg occurred about six months later than originally planned, as construction took longer than expected. This delay had a significant adverse impact on the revenues and profitability of African operations.

We cannot be sure that Orient-Express Hotels will obtain the necessary additional capital to finance the growth of its business.

        The acquisition and expansion of leisure properties, as well as the ongoing renovations, refurbishments and improvements required to maintain or upgrade existing properties, are capital intensive. Orient-Express Hotels' current expansion plans call for the expenditure of up to an aggregate of about $80,000,000 over the next few years to add new rooms and/or facilities to existing properties. Orient-Express Hotels also plans to continue to acquire additional properties. The availability of future borrowings and access to the capital markets for equity financing to fund these acquisitions and expansions depends on prevailing market conditions and the acceptability of financing terms offered to Orient-Express Hotels. We cannot assure you that future borrowings or equity financing will be available to Orient-Express Hotels, or available on acceptable terms, in an amount sufficient to fund its needs. Future debt financings could involve restrictive covenants that would limit Orient-Express Hotels' flexibility in operating its business.

Currency fluctuations may have a material adverse effect on Orient-Express Hotels' financial statements and/or its operating margins.

        Substantial portions of the revenues and expenses of Orient-Express Hotels are denominated in non-U.S. currencies such as European euros, British pounds sterling, South African rand, Australian dollars, Peruvian nuevos soles, Botswana pula, Brazilian reals, Mexican pesos and French Pacific francs. In addition, we buy assets and incur liabilities in these foreign currencies.

        Our financial statements, which are presented in U.S. dollars, can be impacted by foreign exchange fluctuations through both

  •
  translation risk, which is the risk that our financial statements for a particular period or as of a certain date depend on the prevailing exchange rates of the various currencies against the U.S. dollar, and

  •
  transaction risk, which is the risk that the currency of our costs and liabilities fluctuates in relation to the currency of our revenue and assets, which fluctuations may adversely affect our operating margins.

        We cannot assure you that we will be able to manage effectively our currency transactions and/or translation risks or that any volatility in currency exchange rates will not have a material adverse effect on our financial statements and/or our operating margins.

        With respect to translation risk, even though the fluctuations of currencies against the U.S. dollar can be substantial and therefore significantly impact comparisons with prior periods, the translation impact is a reporting consideration and does not affect the underlying results of operations, as transaction risk does. As far as we can, we match foreign currency revenues and costs and assets and liabilities to provide a natural hedge against translation risks although this is not a perfect hedge.

        With respect to transaction risk, although this risk may adversely affect operating margins, we may mitigate our exposure by entering into forward foreign exchange contracts from time to time.

Orient-Express Hotels' owned hotels and restaurants are subject to risks generally incident to the ownership of commercial real estate and often beyond its control.

        These include

  •
  changes in national, regional and local economic and political conditions,

  •
  changes in interest rates and in the availability, cost and terms of financing,

  •
  the impact of present or future governmental legislation and regulations (including environmental laws),

  •
  the ongoing need for capital improvements to maintain or upgrade properties,

  •
  changes in property taxes and operating expenses, and

  •
  the potential for uninsured or underinsured losses.

Orient-Express Hotels' operations may be adversely affected by extreme weather conditions and the impact of natural disasters.

        Orient-Express Hotels operates properties in a variety of locales, each of which is subject to local weather patterns and their effects on our properties as well as on customer travel. Since Orient-Express Hotels' revenues are dependent on the revenues of individual properties, extreme weather conditions can from time to time have a major adverse impact upon individual properties or particular regions. For example, in November 1999 a major hurricane passed over St. Martin where the La Samanna hotel is located, resulting in the closing of the hotel until February 2000 so that much of the high season that year was missed.

        Orient-Express Hotels' properties are also vulnerable to the effects of destructive forces, such as fire, storms and flooding. Although the properties are insured against property damage, damages resulting from acts of God or otherwise may exceed the limits of the insurance coverage or be outside the scope of that coverage. The La Samanna hotel, for example, suffered substantial wind and flooding damage during the 1999 hurricane. Although it was fully insured for that damage, Orient-Express Hotels may face losses with other natural disasters affecting its properties in the future.

Orient-Express Hotels' substantial indebtedness could adversely affect its financial health.

        Orient-Express Hotels has a significant amount of debt and may incur additional debt from time to time. As of September 30, 2003, its consolidated long-term indebtedness was $567,947,000, including the current portion. Our substantial indebtedness could

  •
  require us to dedicate much of our cash flow from operations to payments on our indebtedness, and so reduce the availability of cash flow to fund our working capital, capital expenditures, product and service development and other general corporate purposes; for example, in 2002 Orient-Express Hotels generated $35,300,000 in cash from operating activities after paying interest of $18,400,000 and before loan principal repayments of $35,900,000,

  •
  limit our ability to obtain additional financing to fund future working capital, capital expenditures, product and service development and other general corporate purposes,

  •
  increase our vulnerability to adverse economic and industry conditions, including the seasonality of some of our businesses, or

  •
  limit our flexibility in planning for, or reacting to, changes in our business and industry as well as the economy generally.

        Also, since substantially all of our consolidated long-term debt at September 30, 2003, accrued interest at rates that fluctuate with prevailing interest rates, any increases in prevailing interest rates may increase our interest payment obligations. From time to time, Orient-Express Hotels enters into hedging transactions in order to manage its floating interest-rate exposure.

Covenants in Orient-Express Hotels' financing agreements could limit its discretion in operating its businesses, causing it to make less advantageous business decisions; Orient-Express Hotels' indebtedness is secured by substantially all of its properties.

        Orient-Express Hotels' financing agreements with about 20 commercial bank lenders contain covenants that include limits on additional debt secured by mortgaged properties, limits on liens on property and limits on mergers and asset sales, and financial covenants requiring maintenance of a minimum net worth amount or a minimum interest expense coverage, or establishing a maximum debt to equity ratio. Our indebtedness is also secured by substantially all of its properties. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If Orient-Express Hotels fails to comply with the restrictions in its present or future financing agreements, a default may occur. A default could allow the creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow the creditors to foreclose on the properties securing such debt.

If the relationships between Orient-Express Hotels and its employees were to deteriorate, it may be faced with labor shortages or stoppages, which would adversely affect its ability to operate its facilities.

        Orient-Express Hotels' relations with its employees in various countries, including employees represented by labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels, working conditions, or our response to changes in government regulation of workers and the workplace. Operations rely heavily on employees' providing high-quality personal service, and any labor shortage or stoppage caused by poor relations with employees, including labor unions, could adversely affect the ability to provide those services, which could reduce occupancy and room revenue and even tarnish Orient-Express Hotels' reputation.

Risks Relating to our Relationship with Sea Containers Ltd.

Orient-Express Hotels' share price may be adversely affected by the limited liquidity of its class A common shares in the market. Any sales of substantial numbers of Orient-Express Hotels' shares by Sea Containers might adversely affect the market price of its shares.

        Sea Containers currently owns 11,943,901 Orient-Express Hotels' class A common shares and 2,459,399 of Orient-Express Hotels' class B common shares, or approximately 47% of the class A and class B common shares currently outstanding, excluding 18,044,478 class B common shares owned by Orient-Express Holdings 1 Ltd., a wholly-owned subsidiary of Orient-Express Hotels. Sea Containers has announced its intention to sell from time to time, in one or more transactions, any or all of its remaining interest in Orient-Express Hotels when market conditions improve. See "Relationship with Sea Containers." The liquidity of class A common shares in the market will continue to be limited unless and until either Sea Containers or Orient-Express Hotels elects to make future sales of class A common shares. However, any future sales by Sea Containers of substantial amounts of the class A common shares in the public market, or the perception that such sales might occur, could adversely affect the market price of the class A common shares.

A default under Sea Containers' debt instruments could trigger a default under one of our loan agreements.

        We have one remaining loan agreement, which is guaranteed by Sea Containers and is cross-defaulted to the debt of Sea Containers. Accordingly, a default by Sea Containers under its loan agreements or public debt indentures could result in a default under this loan agreement, which finances the Observatory Hotel and Lilianfels Hotel in Australia and had an outstanding balance of about $18,600,000 as of September 30, 2003. If a loan default or public-debt default by Sea Containers occurred and caused a cross-default under this loan agreement, and if Orient-Express Hotels were unable to pay off or refinance this loan following that cross-default, that failure would result in further cross-defaults under Orient-Express Hotels' other loan agreements. Defaults under our loan agreements could lead to foreclosure and loss of control of the properties securing these loan agreements. The lending bank under this remaining loan agreement has agreed in principle to amend the agreement to substitute Orient-Express Hotels for Sea Containers. However, we cannot assure that this amendment will be executed. We do not intend to enter into loan agreements in the future with provisions containing cross-defaults to Sea Containers' debt or guarantees by Sea Containers. Orient-Express Hotels has guaranteed no debt of Sea Containers.

Some of Orient-Express Hotels' directors and executive officers may have conflicts of interest because of their ownership of Sea Containers' class A and class B common shares or their positions at Sea Containers.

        Some of Orient-Express Hotels' directors and executive officers—James B. Sherwood, John D. Campbell, Daniel J. O'Sullivan and Edwin S. Hetherington—hold Sea Containers' class A and class B common shares and options to purchase Sea Containers class A and class B common shares. These persons also are executive officers or directors of Sea Containers. Sea Containers' ownership of class A and class B common shares of Orient-Express Hotels represents about 16% of the combined voting power of Orient-Express Hotels' shares. Ownership of Sea Containers class A and class B common shares by Orient-Express Hotels' directors and officers, or their positions as executive officers or directors of Sea Containers, could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Sea Containers and us. We have a code of business practices in place administered by the Audit Committee of the Board of Orient-Express Hotels and applicable to our principal executive, financial and accounting officers to avoid conflicts of interest. However, we cannot assure you that this will prevent future conflicts.

        For many years while Orient-Express Hotels was a subsidiary of Sea Containers, James B. Sherwood, the chairman of the board of directors and the president of Sea Containers, has had an option to purchase the Hotel Cipriani in Venice from Orient-Express Hotels at its fair market value if a change of control of Sea Containers occurs. We are amending this option to apply to a change of control of Orient-Express Hotels.

Other Risks

Orient-Express Hotels' directors and officers may control the outcome of most matters submitted to a vote of its shareholders.

        A wholly-owned subsidiary of Orient-Express Hotels—Orient-Express Holdings 1 Ltd., or Holdings—currently holds 18,044,478 class B common shares of Orient-Express Hotels representing about 77% of the voting power for most matters submitted to a vote of Orient-Express Hotels' shareholders, and Holdings, together with the directors and officers of Orient-Express Hotels, holds common shares of Orient-Express Hotels representing about 78% of the combined voting power for most matters submitted to a vote of its shareholders. In general, holders of Orient-Express Hotels' class A common shares and holders of its class B common shares vote together as a single class, with holders of class A common shares having one-tenth of one vote per share and holders of class B common shares having one vote per share. Therefore, as long as the number of outstanding class B common shares exceeds one-tenth the number of outstanding class A common shares, the holders of class B common shares could control the outcome of most matters submitted to a vote of the shareholders. Under Bermuda law, common shares of Orient-Express Hotels owned by Holdings are outstanding and may be voted by Holdings. The manner in which Holdings votes its Orient-Express Hotels common shares will be determined by the six directors of Holdings, three of whom, John D. Campbell, Daniel J. O'Sullivan and James B. Sherwood are also directors or officers of Orient-Express Hotels, consistently with the exercise by those directors of their fiduciary duties to Holdings. Those directors, should they choose to act together, will be able to control substantially all matters affecting Orient-Express Hotels, and to block a number of matters relating to any potential change of control of Orient-Express Hotels. See "Description of the Common Shares—Voting Rights."

Provisions in Orient-Express Hotels' charter documents may discourage potential acquisitions of Orient-Express Hotels, even those which the holders of a majority of its class A common shares might favor.

        Orient-Express Hotels' memorandum of association and bye-laws contain provisions that could make it harder for a third party to acquire it without the consent of its board of directors. These provisions include

  •
  supermajority shareholder voting provisions for the removal of directors from office with or without cause, and for "business combination" transactions with beneficial owners of shares carrying 15% or more of the votes which may be cast at any general meeting of Orient-Express Hotels, and

  •
  limitations on the voting rights of such 15% beneficial owners.

        Also, our board of directors has the right under Bermuda law to issue preferred shares without shareholder approval, which could be done to dilute the stock ownership of a potential hostile acquirer. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by many shareholders.

        These provisions are in addition to the ability of Holdings and directors and officers to vote shares representing a significant majority of the total voting power of our common shares. See "Description of the Common Shares—Voting Rights." Also, the rights to purchase series A junior preferred shares, one of which is attached to each class A and class B common share, may have antitakeover effects. See "Description of the Common Shares—Preferred Share Purchase Rights."

We cannot assure you that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Bermuda, or that an original action can be brought in Bermuda against Orient-Express Hotels for liabilities under U.S. securities laws.

        Orient-Express Hotels is a Bermuda company, a majority of its directors and officers are residents of Bermuda, the United Kingdom and elsewhere outside the United States, and most of its assets and the assets of its directors and officers are located outside the United States. As a result, it may be difficult for you to

  •
  effect service of process within the United States upon Orient-Express Hotels or its directors and officers, or

  •
  enforce judgments obtained in United States courts against Orient-Express Hotels or its directors and officers based upon the civil liability provisions of the United States federal securities laws.

        Orient-Express Hotels has been advised by its Bermuda counsel, Appleby Spurling & Kempe, that there is doubt as to

  •
  whether a judgment of a United States court based solely upon the civil liability provisions of the United States federal securities laws would be enforceable in Bermuda against Orient-Express Hotels or its directors and officers, and

  •
  whether an original action could be brought in Bermuda against Orient-Express Hotels or its directors and officers to enforce liabilities based solely upon the United States federal securities laws.

FORWARD-LOOKING STATEMENTS

        This prospectus, and the reports and other information that Orient-Express Hotels has filed with the SEC which are incorporated by reference in this prospectus, contain forward-looking statements, including statements regarding, among other items:

  •
  competitive factors in our businesses,

  •
  future capital expenditures,

  •
  future legislation in any country where we have significant assets or operations,

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  strikes or other labor disruptions,

  •
  currency fluctuations, and

  •
  trends in our future operating performance.

        We have based these forward-looking statements largely on our expectations as well as assumptions we have made and information currently available to our management. When used in this prospectus or in incorporated reports, the words "anticipate," "believe," "estimate," "plan," "expect" and similar expressions, as they relate to Orient-Express Hotels or its management, are intended to identify forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, some of which are beyond our control. Actual results could differ materially from those anticipated, as a result of the factors described under "Risk Factors" in this prospectus and other factors. Furthermore, in light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus and incorporated reports might not transpire.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $44,980,000, after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us.

        We intend to use the net proceeds from the sale of the class A common shares in this offering primarily for the purchase of hotels and related businesses and for capital investment for some of our existing owned properties, as well as well as for our general corporate purposes which may include reduction of debt, other possible acquisitions and funding our working capital needs.

PRICE RANGE AND DIVIDEND HISTORY OF THE CLASS A COMMON SHARES

        The class A common shares of Orient-Express Hotels are listed on the New York Stock Exchange under the symbol "OEH". The following table presents the quarterly high and low sales prices of the class A common shares for the periods indicated as reported for New York Stock Exchange composite transactions:

	High	Low
2001
First Quarter	$23.60	$16.00
Second Quarter	23.25	16.30
Third Quarter	22.45	10.60
Fourth Quarter	18.40	12.31
2002
First Quarter	20.90	16.00
Second Quarter	20.80	16.70
Third Quarter	17.71	12.20
Fourth Quarter	14.50	12.00
2003
First Quarter	13.50	8.50
Second Quarter	14.81	9.35
Third Quarter	17.20	13.89
Fourth Quarter (through November 20)	17.70	15.55

        Orient-Express Hotels has paid no cash dividends on its class A and B common shares since its initial public offering in August 2000. On November 11, 2003, Orient-Express Hotels announced that its board of directors decided to implement a program of quarterly cash dividends, initially set at 2.5 cents per common share. The first quarterly dividend will be paid on January 20, 2004 to shareholders of record on January 5, 2004.

        The Islands of Bermuda where Orient-Express Hotels is incorporated have no applicable governmental laws, decrees or regulations which restrict the export or import of capital or affect the payment of dividends or other distributions to nonresident holders of the class A and class B common shares or which subject United States holders to taxes.

        At September 30, 2003, the number of record holders of the class A common shares was approximately 20.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2003,

  •
  on an actual basis, and

  •
  as adjusted to reflect

  (I)
  the sale by Orient-Express Hotels of 3,000,000 class A common shares in this offering, and the application of the estimated net proceeds from such sale in the amount of $44,980,000 as described under "Use of Proceeds," and

  (II)
  the sale of Hotel Quinta do Lago in November 2003 for approximately $40,000,000, which resulted in a gain of approximately $4,100,000. As a result of the sale of the Hotel, cash and cash equivalents increased by $19,015,000, working capital facilities decreased by $1,875,000, long-term debt decreased by $19,110,000, and shareholders' equity increased by $4,100,000.

	September 30, 2003
	Actual	As adjusted*
	(in thousands) (unaudited)

Cash and cash equivalents	$53,452	$117,447

Working capital facilities	$33,530	$31,655
Long-term debt (including current portion)	567,947	548,837
Shareholders' equity:
Class A common shares	283	313
Class B common shares	205	205
Additional paid-in capital	226,963	271,913
Retained earnings	243,866	247,966
Accumulated other comprehensive loss	(24,265)	(24,265)
Acquired shares	(181)	(181)

Total shareholders' equity	446,871	495,951

Total capitalization	$1,048,348	$1,076,443

*
The as adjusted amounts above do not reflect the exercise by the underwriters of their over-allotment option to purchase up to an additional 450,000 shares. If such option were exercised in full, Orient-Express Hotels would receive an additional $6,822,000 in cash proceeds, resulting in a $4,500 increase in class A common shares and $6,817,500 in additional paid-in capital.

DIRECTORS AND EXECUTIVE OFFICERS OF ORIENT-EXPRESS HOTELS

        The directors of Orient-Express Hotels are as follows:

Name, Age	Principal occupations and other major affiliations	Year first became a director
John D. Campbell, 61	Senior Counsel (retired) of Appleby Spurling & Kempe (attorneys)	1994
James B. Hurlock, 70	Partner (retired) of White & Case LLP (attorneys); Interim Chief Executive Officer of Stolt-Nielsen Transportation Group Ltd. (a chemical transport services company)	2000
J. Robert Lovejoy, 59	Senior Managing Director of Ripplewood Holdings LLC (a private equity investment firm)	2000
Daniel J. O'Sullivan, 65	Senior Vice President—Finance and Chief Financial Officer of Sea Containers	1997
Georg R. Rafael, 66	Managing Director of Rafael Group S.A.M. (hoteliers)	2002
James B. Sherwood, 70	Chairman of Orient-Express Hotels	1994
Simon M.C. Sherwood, 43	President of Orient-Express Hotels	1994

        The principal occupation of each director during the last five years is that shown in the table above supplemented by the following information:

        Mr. Campbell was a member of Appleby Spurling & Kempe until March 1999 and is also a director of Sea Containers. Mr. Campbell retired as Senior Counsel of Appleby Spurling & Kempe at the end of July 2003.

        Mr. Hurlock was also Chairman of the Management Committee of White & Case LLP (1980-2000), overseeing the firm's worldwide operations. He was appointed Interim Chief Executive Officer of Stolt-Nielsen Transportation Group in July 2003.

        Mr. Lovejoy, prior to joining Ripplewood in 2000, was a Managing Director of Lazard Frères & Co. LLC and a General Partner of the predecessor partnership for over 15 years.

        Mr. Rafael was until early 2002 the Vice Chairman—Executive Committee of Mandarin Oriental Hotels, having sold to them in 2000 Rafael Hotels Ltd., a deluxe hotel owning and operating company that Mr. Rafael established in 1986. Before Rafael Hotels, he was joint Managing Director of Regent International Hotels, a hotel group Mr. Rafael helped start in 1972.

        Mr. James Sherwood has also been a director and the President of Sea Containers since 1974.

        Mr. Simon Sherwood was Senior Vice President—Leisure of Sea Containers (1997-2000) and was originally appointed Vice President of Sea Containers in 1991, prior to which he was Manager, Strategic Consulting of Boston Consulting Group (1986-1990). He is the stepson of Mr. James Sherwood.

        The executive officers of Orient-Express Hotels are as follows:

Name, Age	Position
James B. Sherwood, 70	Chairman since 1994
Simon M.C. Sherwood, 43	President since 1994
Dean P. Andrews, 51	Vice President—Hotels, North America since 1997
Roger V. Collins, 57	Vice President—Technical Services since 2001
Adrian D. Constant, 43.	Vice President—Hotels, Europe and Asia since 2001
Pippa Isbell, 50	Vice President—Public Relations since 2000
James G. Struthers, 40	Vice President—Finance and Chief Financial Officer since 2000
Nicholas R. Varian, 49	Vice President—Tourist Trains and Cruises since 1994
Paul White, 39	Vice President—Hotels, Africa, Australia and South America since 2000
Edwin S. Hetherington, 54	Secretary since 1994

        The principal occupation of each person during the last five years is that shown in the table above supplemented by the following information.

        The previous experience of Messrs. James Sherwood and Simon Sherwood is reported under the table of directors.

        Mr. Andrews was with Omni Hotels (1981-1997) working in new hotel development and financial and asset management.

        Mr. Collins, an engineer, has worked in the hotel industry since 1979 with Grand Metropolitan Hotels, Courage Inns and Taverns, and Trusthouse Forte Hotels, joining Orient-Express Hotels' predecessor, Orient-Express Hotels Inc., in 1991.

        Mr. Constant began his career in the hotel industry in 1983, including Intercontinental and Forte Hotels, and worked for Le Meridien Hotels (1993-2001) ending as Regional Manager for Brazil.

        Ms. Isbell was appointed a Manager of Orient-Express Hotels in 1998 after selling the public relations consultancy she founded in 1987. Her work in the hospitality industry included Intercontinental Hotels, Forte, Hilton International, Jarvis Hotels, and Millennium and Copthorne.

        Mr. Struthers is also Vice President—Controller of Sea Containers having joined originally in 1991 as Group Financial Controller and worked briefly (1997-1999) as Finance Director of Eurostar (UK) Ltd.

        Mr. Varian joined Orient-Express Hotels Inc. in 1985 from P&O Steam Navigation Company and has worked extensively on various cruise and tourist train projects, becoming a Vice President in 1989.

        Mr. White was previously a Manager of Orient-Express Hotels working on hotel financial and operational matters, having joined from Forte Hotels in 1991.

        Mr. Hetherington is also Vice President, General Counsel and Secretary of Sea Containers having joined Orient-Express Hotels Inc. in 1980.

BENEFICIAL OWNERSHIP OF CLASS A AND CLASS B COMMON SHARES

        The following table contains information concerning those persons known to Orient-Express Hotels to be the owners of more than 5% of its outstanding class A common shares and class B common shares before giving effect to this offering.

        Orient-Express Holdings 1 Ltd., or Holdings, is our wholly-owned subsidiary and has sole voting and dispositive power over its shares of Orient-Express Hotels. Under Bermuda law, the class B common shares held by this subsidiary are outstanding and carry the same voting rights as the other outstanding class B common shares. Each class B common share is convertible at any time at the holder's option into one class A common share of Orient-Express Hotels and, therefore, the number of shares shown below would also represent the number of class A common shares into which the class B common shares are convertible.

Name and Address	Number of class A common shares	Percentage of class A common shares(1)	Number of class B common shares	Percentage of class B common shares(2)	Percentage of combined votes
Orient-Express Holdings 1 Ltd.	—	—	18,044,478	88.0%	77.3%
22 Victoria Street Hamilton HM 12 Bermuda
Citibank International plc et al.(3)	11,946,376	42.2%	2,459,399	12.0%	15.7%
Citicorp Centre Canada Square Canary Wharf London E14 5LB
Sea Containers Ltd.(4)	11,943,901	42.1%	2,459,399	12.0%	15.7%
22 Victoria Street Hamilton HM 12 Bermuda
Putnam LLC et al.(5)	1,867,505	6.6%	—	—	(7)
One Post Office Square Boston, Massachusetts 02109
Capital Research and Management Co. and SMALLCAP World Fund Inc. (6)	1,795,000	6.3%	—	—	(7)
333 South Hope Street Los Angeles, California 90017

(1)
The percentage of class A common shares shown in this table is based on the 28,340,601 class A common shares currently outstanding.

(2)
The percentage of class B common shares shown in this table is based on the 20,503,877 class B common shares currently outstanding.

(3)
The information with respect to Citibank International plc and certain of its affiliated companies is derived from their joint Schedule 13D report dated June 20, 2003, filed with the United States Securities and Exchange Commission. Such report states that (a) Citibank International plc, and the other reporting companies may be deemed to share voting and dispositive power with respect to 14,403,300 class A common shares (consisting of 11,943,901 outstanding class A common shares and 2,459,399 class A common shares issuable upon conversion of 2,459,399 class B common shares) which were pledged by Sea Containers in connection with entering into a $158 million term loan facility, (b) reporting company Citigroup Inc. may be deemed to share voting power with third party customers of subsidiaries of Citigroup Inc. with respect to 2,475 class A common shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup Inc. for the benefit of third party customers, and (c) by virtue of their potential status as a "group" for purposes of the rules of the Commission, each of the reporting companies may be deemed to share voting and/or dispositive power over the shares that may be deemed to be beneficially owned by the other reporting companies.

(4)
Sea Containers has sole voting and dispositive power with respect to 11,943,901 class A common shares and 2,459,399 class B common shares, subject to the pledge referred to in footnote (3) above.

(5)
The information with respect to Putnam LLC, a wholly-owned subsidiary of Marsh & McLennan Companies Inc. ("Putnam"), is derived from its Schedule 13G report as amended at July 8, 2003, filed with the Commission. The report states that (a) Putnam is a parent holding company of two registered investment advisors—Putnam Investment Management LLC ("PIM") and The Putnam Advisory Company, LLC ("PAC"), (b) Putnam shares with PAC voting power with respect to 237,922 class A common shares and dispositive power with respect to 481,120 class A common shares, and (c) Putnam shares with PIM voting power with respect to 90,251 class A common shares and dispositive power with respect to 1,386,385 class A common shares.

(6)
The information with respect to Capital Research and Management Co. ("Capital") and SMALLCAP World Fund Inc. ("SMALLCAP") is derived from their Schedule 13G report as amended at December 31, 2002, filed with the Commission. The report states that Capital is a registered investment advisor and that the report is filed on its behalf and on behalf of SMALLCAP, a registered investment company advised by Capital. The report states that SMALLCAP has sole voting power with respect to 1,610,000 class A common shares and Capital has sole dispositive power with respect to 1,795,000 class A common shares which includes the foregoing 1,610,000 shares.

(7)
Less than 1%.

DESCRIPTION OF THE COMMON SHARES

        The authorized capital of Orient-Express Hotels consists of 120,000,000 class A common shares, 120,000,000 class B common shares and 30,000,000 preferred shares, all of $.01 par value each. There are currently 28,340,601 class A common shares and 2,459,399 class B common shares outstanding. The number of class B common shares outstanding does not include the 18,044,478 shares which are owned by Holdings, a wholly-owned subsidiary of Orient-Express Hotels, and accounted for as a reduction to outstanding shares including for purposes of computing earnings per share while they are owned by Holdings.

Dividend Rights

        Holders of class A and class B common shares receive such dividends as the Orient-Express Hotels board of directors declares out of amounts available under Bermuda law for that purpose. The board of directors may not declare a cash dividend on the class A or class B common shares without at the same time declaring an equal cash dividend on the other class of common shares.

        For distributions other than cash dividends, the class A and class B common shares rank equally and have the same rights, except that

  •
  Orient-Express Hotels can distribute class A common shares, or rights, options or warrants to subscribe for class A common shares, only to the holders of class A common shares,

  •
  Orient-Express Hotels can distribute class B common shares, or rights, options or warrants to subscribe for class B common shares, only to the holders of class B common shares, and

  •
  the ratio of the number of class A common shares outstanding to the number of class B common shares outstanding, each on a fully diluted basis, must be the same immediately after such a distribution as immediately before it, except as may be provided in the shareholder rights agreement described below.

        No Bermuda law, decree or regulation restricts the export or import of capital, affects payment of dividends or other distributions by Orient-Express Hotels to non-resident shareholders, or subjects United States holders of class A or class B common shares to Bermuda taxes. Payment of dividends depends upon Orient-Express Hotels' results of operations, financial position, capital requirements and other relevant factors.

Voting Rights

        Except as otherwise provided by Bermuda law, the holders of class A and class B common shares have exclusive voting rights at any general meeting of shareholders of Orient-Express Hotels, subject to the voting rights of the holders of any preferred shares which Orient-Express Hotels may issue in the future.

        In general, holders of class A common shares and holders of class B common shares vote together as a single class with holders of class A common shares having one-tenth of one vote per share and holders of class B common shares having one vote per share. However,

  •
  Any action varying the rights of either class would require the separate approval of that class as well as the approval of both classes voting together.

  •
  Any "Business Combination," as defined in the bye-laws, involving Orient-Express Hotels and an "interested person" must be approved by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote, unless the Business Combination meets certain procedural and fair price requirements. An interested person is defined generally as a person, other than Orient-Express Hotels, Sea Containers and each of their respective subsidiaries, which is the beneficial owner of shares or rights over shares carrying 15% or more of the votes which may be cast at any general meeting of Orient-Express Hotels.

  •
  The shareholders of Orient-Express Hotels may remove directors from office, with or without cause, at a special general meeting only by a resolution adopted by the holders of not less than 90% of the outstanding class A and class B common shares voting together as a single class, each with one vote. A director may also be removed for cause by resolution of the directors, or can be defeated for re-election at an annual general meeting.

  •
  If at any time a person becomes an interested person as defined above, that person, with certain exceptions, will not be able to cast more than 15% of the votes which may be cast at any general meeting of Orient-Express Hotels for a period of five years from the date that such person first became an interested person.

        There is no provision for cumulative voting for the election of our directors, under which, for example, a shareholder with ten votes participating in an election for three directors could cast 30 votes for one nominee rather than 10 votes for each of three nominees. In the absence of cumulative voting, all of the directors can be elected by those shareholders which together can cast a majority of the votes represented by all outstanding class A common shares each with one-tenth of a vote and all outstanding class B common shares each with one vote. As long as the number of outstanding class B common shares exceeds one-tenth the number of outstanding class A common shares, the holders of class B common shares could control the outcome of most matters submitted to a vote of our shareholders.

        In general, under The Companies Act 1981 of Bermuda and Orient-Express Hotels' bye-laws, approval of any matter proposed at any general meeting requires the affirmative vote of a simple majority of the total votes cast on that matter by the holders of class A common shares and class B common shares present in person or represented by proxy. Matters requiring such simple majority approval include proposals for the sale of all or substantially all of Orient-Express Hotels' assets, and amendments to its memorandum of association or bye-laws. A few matters would require more than majority approval under The Companies Act 1981, such as loans to directors, which would require the affirmative vote of at least 90% of the total votes of all outstanding class A and class B common shares, or a change of Orient-Express Hotels' independent auditors, which would require the affirmative vote of at least two-thirds of the total votes cast of class A and class B common shares, or a proposal for the amalgamation or merger of Orient-Express Hotels with another corporation, which would require the affirmative vote of at least 75% of the total votes cast of class A and class B common shares.

        The normal quorum for general meetings is the presence, in person or by proxy, of the holders of class A and class B common shares carrying a majority of the votes which may be cast at the meeting. However, at any special general meeting called for the purpose of electing directors or increasing or reducing the number of directors, the holders of not less than 90% in number of the outstanding class A and class B common shares must be present in person or by proxy to constitute a quorum.

        There are no limitations imposed by Bermuda law or by Orient-Express Hotels' memorandum of association and bye-laws on the rights of persons who are not citizens or residents of Bermuda to hold or vote class A or class B common shares.

Preferred Share Purchase Rights

        Orient-Express Hotels has in place a shareholder rights agreement providing for rights to purchase series A junior participating preferred shares of Orient-Express Hotels. The rights are not currently exercisable and they are attached to and trade together with the class A and class B common shares on a one-to-one basis. A right will be attached to each class A common share sold in this offering.

        The shareholder rights agreement will take effect not earlier than the tenth day after the first to occur of

  •
  the public announcement that a person or group has become an "acquiring person," that is, a person or group that has acquired beneficial ownership of shares carrying 20% or more of the total votes which may be cast at any general meeting of Orient-Express Hotels, but excluding any subsidiary of Orient-Express Hotels, Sea Containers or any subsidiary of Sea Containers, and

  •
  the commencement or announcement of an intended tender offer or exchange offer for shares carrying 30% or more of the total votes which may be cast at any general meeting of Orient-Express Hotels.

        At that time, the rights then attached to all outstanding class A and class B common shares will become separate securities, and each right will entitle its holder to purchase one one-hundredth of a Series A junior participating preferred share of Orient-Express Hotels at an exercise price of $142. The exercise price will be adjusted in the future to reflect stock splits and other changes to the class A and class B common shares.

        However,

  •
  From and after the date on which any person becomes an acquiring person, each holder of a right other than the acquiring person may exercise the right and receive, at the then current exercise price of the right, that number of class A common shares, in the case of a right which previously was attached to a class A common share, or that number of class B common shares, in the case of a right which previously was attached to a class B common share, or other securities, cash or property, then having a market value of twice the exercise price;

  •
  If, after the shareholder rights agreement takes effect, Orient-Express Hotels is acquired by consolidation, merger or amalgamation, or Orient-Express Hotels sells or otherwise transfers 50% or more of its consolidated assets or earning power, each holder of a right, other than an acquiring person, may exercise the right and receive, at the then current exercise price of the right, an amount of the common equity of the acquiring company or its public company parent which at the time of such transaction would have a market value of twice the exercise price of the right; and

  •
  At any time after any person becomes an acquiring person and before a person or group (other than Orient-Express Hotels, Sea Containers or certain of their affiliates) acquires beneficial ownership of 50% or more of the total voting rights which may be cast at any general meeting of Orient-Express Hotels, the board of directors of Orient-Express Hotels may exchange all or some of the rights other than rights beneficially owned by an acquiring person, which rights will thereafter be void, at an exchange ratio of

  (A)
  one class A common share per right in the case of rights which, prior to the date they became separate securities, were evidenced by certificates for class A common shares, and

  (B)
  one class B common share per right in the case of rights which, prior to the date they became separate securities, were evidenced by certificates for class B common shares,

    subject to adjustment in certain events.

        Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder including, without limitation, the right to vote or to receive dividends. While the issuance of the rights will not be taxable to shareholders or to us for United States federal income tax purposes, shareholders may, depending on the circumstances, recognize taxable income for United States federal income tax purposes in the event the rights become exercisable, or upon their exercise, for class A or class B common shares (or other consideration). The rights will expire on June 1, 2010. However, the board of directors of Orient-Express Hotels may redeem all but only all of the rights sooner at a price of $0.05 per right at any time before the close of business on the tenth day after the date on which a person becomes an acquiring person.

        The purpose of the rights is to diminish the attractiveness of Orient-Express Hotels to persons who might otherwise have an interest in acquiring control of Orient-Express Hotels on unfair or coercive terms and to impede such persons from attempting to gain control of Orient-Express Hotels on such terms through a tender or exchange offer, by a proxy contest or by other means.

Liquidation Rights

        In a liquidation, dissolution or winding-up of Orient-Express Hotels, holders of class A and class B common shares as a single class would participate equally per share in the assets remaining available for distribution to shareholders, after payment of the liabilities of Orient-Express Hotels and the liquidation preferences on its preferred shares.

Conversion Rights

        The class A common shares are not convertible into any other security. Each class B common share is convertible at any time without any additional payment into one class A common share.

Miscellaneous

        Neither class A nor class B common shares have the benefit of sinking fund provisions or are redeemable or carry any preemptive or other rights to subscribe for additional shares, except that holders of class B common shares may convert their shares into class A common shares as described above. The holders of class A and class B common shares are not liable for any further calls or assessments.

MATERIAL TAX CONSIDERATIONS

        The income tax consequences of an investment in Orient-Express Hotels are complex and may vary significantly with the particular situation of each investor. Before purchasing any class A common shares, each prospective investor should consult his or her own tax counsel about the particular tax consequences of investing in Orient-Express Hotels. There can be no assurance that the United States or Bermuda tax laws will not be changed.

Material Bermuda Tax Considerations

        As of the date of this prospectus, there is no Bermuda income, corporation, or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda.

        Orient-Express Hotels has received from the Minister of Finance in Bermuda under the Exempted Undertakings Tax Protection Act, 1966, as amended, an undertaking that, in the event of there being enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital assets, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to Orient-Express Hotels or to any of its operations, or to the class A common shares, debentures or other obligations of Orient-Express Hotels, except insofar as such tax applies to persons ordinarily resident in Bermuda and holding such class A common shares, debentures or other obligations of Orient-Express Hotels or any land leased or let to Orient-Express Hotels.

Material United States Federal Income Tax Considerations

        Subject to the limitations described below, the following discussion describes the material United States federal income tax consequences to a holder of Orient-Express Hotels' class A common shares, referred to for purposes of this discussion as a "U.S. Holder," that is:

  •
  a citizen or resident of the United States,

  •
  a corporation created or organized in the United States or under the laws of the United States or of any state (or the District of Columbia),

  •
  an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or

  •
  a trust, (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) if it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

        Unless otherwise indicated, all statements describing United States federal income tax consequences that are contained in this summary represent the opinion of Carter Ledyard & Milburn LLP, United States counsel for Orient-Express Hotels. This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase class A common shares. This summary considers only U.S. Holders that will hold class A common shares as capital assets.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current and proposed Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. This discussion does not address all aspects of United States federal income taxation that may be relevant to any particular shareholder based on such shareholder's individual circumstances. In particular, this discussion does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to U.S. Holders that are subject to special treatment, including U.S. Holders that:

  •
  are broker-dealers or insurance companies,

  •
  have elected mark-to-market accounting,

  •
  are tax-exempt organizations,

  •
  are financial institutions or "financial services entities",

  •
  hold class A common shares as part of a straddle, "hedge" or "conversion transaction" with other investments,

  •
  own directly, indirectly or by attribution at least 10% of our voting power, and

  •
  have a functional currency that is not the U.S. dollar.

        In addition, this discussion does not address any aspect of state, local or non-United States tax laws.

        Furthermore, the discussion does not consider the tax treatment of persons who hold class A common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. Material aspects of United States federal income tax relevant to a holder other than a U.S. Holder, or a "Non-U.S. Holder," are also discussed below.

        Each prospective investor is advised to consult such person's own tax advisor with respect to the specific tax consequences to such person of purchasing, holding or disposing of our class A common shares.

  Taxation of Dividends Paid on Class A Common Shares

        Upon a distribution of cash or other property to a U.S. Holder, the U.S. Holder will be required to include in gross income the amount of such distribution to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be applied against and will reduce the U.S. Holder's basis in the class A common shares and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of class A common shares.

  Taxation of the Disposition of Class A Common Shares

        Upon the sale, exchange or other disposition of class A common shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder's basis in the class A common shares, which is usually the cost of such shares, and the amount realized on the disposition. Capital gain from the sale, exchange or other disposition of class A common shares held more than one year is long-term capital gain, and is eligible for preferential tax rates for individuals. The deductibility of a capital loss recognized on the sale, exchange or other disposition of class A common shares is subject to limitations.

  New Tax Law Applicable to Dividends and Long-Term Capital Gain

        Under recently enacted amendments to the Code, dividends received by individuals from certain foreign corporations, and long-term capital gain realized by individuals, generally are subject to U.S. federal income tax at a reduced maximum tax rate of 15% through December 31, 2008. Dividends received with respect to class A common shares should qualify for the 15% rate provided that the class A common shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that the class A common shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the class A common shares will remain readily tradable. The rate reduction does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain short-term or hedged positions in common stock or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. You should consult your own tax advisor regarding the effect of these rules in your particular circumstances.

  Passive Foreign Investment Company Considerations

        We believe that Orient-Express Hotels will not be treated as a passive foreign investment company (a "PFIC") for United States federal income tax purposes for the current taxable year or for future taxable years. However, an actual determination of PFIC status is fundamentally factual in nature and cannot be made until the close of the applicable taxable year. A non-United States corporation will be a PFIC for any taxable year in which either (1) 75% or more of its gross income is passive income or (2) the average percentage of its assets which produce passive income or which are held for the production of passive income is at least 50%. If Orient-Express Hotels were to become a PFIC, a U.S. Holder of class A common shares would be subject to adverse tax consequences with respect to certain distributions on, and gain realized from a disposition of, such shares. You should consult your own tax advisor regarding the potential application of the PFIC rules to your ownership of class A common shares.

  Tax Consequences for Non-U.S. Holders of Class A Common Shares

        Except as described in "Information Reporting and Back-up Withholding" below, a Non-U.S. Holder of class A common shares will not be subject to United States federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, class A common shares, unless:

  •
  such item is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States, and, in the case of a resident of a country which has a treaty with the United States, such item is attributable to a permanent establishment or, in the case of an individual, a fixed place of business, in the United States,

  •
  the Non-U.S. Holder is an individual who holds the class A common shares as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and does not qualify for an exemption, or

  •
  the Non-U.S. Holder is subject to tax pursuant to the provisions of United States tax law applicable to United States expatriates.

  Information Reporting and Back-up Withholding

        U.S. Holders generally are subject to information reporting requirements and potential back-up withholding, with respect to dividends paid on class A common shares and on proceeds paid from the disposition of class A common shares. Back-up withholding (currently at the rate of 28%) will apply unless the U.S. Holder provides IRS Form W-9 or otherwise establishes an exemption in the manner required by Treasury regulations.

        Non-U.S. Holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or upon the disposition of, class A common shares, provided that such non-U.S. Holder establishes its non-United States status (or other exemption) in the manner required by Treasury regulations.

        The amount of any back-up withholding will be allowed as a credit against a U.S. or Non-U.S. Holder's United States federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

UNDERWRITING

        Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the representative of the underwriters named below. Subject to the terms and conditions set forth in the purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the number of class A common shares listed opposite their name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,500,000
Citigroup Global Markets Inc.	600,000
Bear, Stearns & Co. Inc.	600,000
Lazard Frères & Co. LLC	300,000

Total	3,000,000

        The underwriters have agreed to purchase all of the class A common shares sold under the purchase agreement if any of the class A common shares are purchased. If an underwriter defaults, the purchase agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

        We have agreed to indemnify the underwriters and each person, if any, who controls the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        According to the terms of the purchase agreement, the underwriters will either purchase all of the class A common shares or none of them.

        The underwriters are offering the class A common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the class A common shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The underwriters have advised us that they propose to offer the class A common shares to the public at the offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.50 per share. The underwriters may allow, and dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial offering, the public offering price, concession and discount may change.

        The following table shows the offering price, underwriting discount and proceeds before expenses. The information assumes either no exercise or full exercise by the underwriters of its over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$16.00	$48,000,000	$55,200,000
Underwriting discount	$.84	$2,520,000	$2,898,000
Proceeds, before expenses, to Orient-Express Hotels	$15.16	$45,480,000	$52,302,000

        The expenses of this offering are estimated to be $500,000 and are payable by Orient-Express Hotels.

Over-allotment Option

        We have granted an option to the underwriters to purchase up to 450,000 additional class A common shares at the public offering price set forth on the cover of this prospectus less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments.

No Sales of Similar Securities

        Orient-Express Hotels has agreed not to sell or transfer any class A or class B common shares of Orient-Express Hotels for 90 days after the date of this prospectus, and Sea Containers Ltd., James B. Sherwood and Simon M.C. Sherwood have agreed not to sell or transfer any class A or class B common shares of Orient-Express Hotels for 60 days after the date of this prospectus, each subject to certain exceptions, without first obtaining the written consent of Merrill Lynch on behalf of the underwriters. Specifically, Orient-Express Hotels and these other shareholders have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any class A or class B common shares,

  •
  sell any option or contract to purchase any class A or class B common shares,

  •
  purchase any option or contract to sell any class A or class B common shares,

  •
  grant any option, right or warrant for the sale of any class A or class B common shares,

  •
  lend or otherwise dispose of or transfer any class A or class B common shares,

  •
  request or demand that Orient-Express Hotels file a registration statement related to the class A or class B common shares, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any class A or class B common shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lockup provision applies to class A or class B common shares of Orient-Express Hotels and to securities convertible into or exchangeable or exercisable for or repayable with class A or class B common shares. It also applies to class A or class B common shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The restrictions described above do not apply to the sale of shares by the underwriters solely to cover over-allotments in this offering.

New York Stock Exchange Listing

        The class A common shares are listed on the New York Stock Exchange under the symbol "OEH".

Price Stabilization and Short Positions

        Until the distribution of the class A common shares is completed, rules of the Securities and Exchange Commission may limit the underwriters from bidding for and purchasing the common shares of Orient-Express Hotels. However, the underwriters may engage in transactions that stabilize the price of the class A common shares, such as bids or purchases to peg, fix or maintain that price.

        If the underwriters create a short position in the class A common shares in connection with this offering (i.e., if they sell more class A common shares than are set forth on the cover page of this prospectus), the underwriters may reduce that short position by purchasing class A common shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the class A common shares to stabilize its price or to reduce a short position may cause the price of the class A common shares to be higher than it might be in the absence of such purchases.

        Neither Orient-Express Hotels nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the class A common shares. In addition, neither Orient-Express Hotels nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

U.K. Selling Restrictions

        Each underwriter represents, warrants and agrees that:

  •
  it has not offered or sold and, prior to the expiry of a period of six months from the issue date of the class A common shares, will not offer or sell any class A common shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended),

  •
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA") received by it in connection with the issue or sale of any class A common shares in circumstances in which Section 21(1) of FSMA does not apply to Orient-Express Hotels, and

  •
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the class A common shares in, from or otherwise involving the United Kingdom.

No Public Offering Outside the United States

        No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of class A common shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or class A common shares in any jurisdiction where action for that purposes is required. Accordingly, class A common shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with class A common shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such county or jurisdiction.

        Purchasers of the shares offered by this prospectus may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country in addition to the offering price on the cover page of this prospectus.

Internet Distribution of Prospectus

        The underwriters may be facilitating Internet distribution for this offering to certain of their Internet subscription customers and may allocate a number of class A common shares for sale to their online brokerage customers. If the underwriters facilitate such an Internet distribution, an electronic prospectus will be made available on the website maintained by the underwriters. Other than the prospectus in electronic format, the information contained on the website maintained by the underwriters relating to this offering is not a part of this prospectus.

Other Relationships

        The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with Orient-Express Hotels. They have received customary fees and commissions for these transactions.

AUTHORIZED REPRESENTATIVE

        Orient-Express Hotels' authorized representative in the United States for this offering as required pursuant to Section 6(a) of the Securities Act of 1933, is J. Robert Lovejoy, One Rockefeller Plaza, New York, New York 10020. Orient-Express Hotels has agreed to indemnify the authorized representative against liabilities under the Securities Act of 1933.

LEGAL MATTERS

        Carter Ledyard & Milburn LLP, New York, New York, is passing upon matters of United States law for Orient-Express Hotels with respect to this offering, Shearman & Sterling LLP, New York, New York will pass upon legal matters for the underwriters with respect to this offering and Appleby Spurling & Kempe, Hamilton, Bermuda, is passing upon matters of Bermuda law for Orient-Express Hotels with respect to this offering. Carter Ledyard & Milburn LLP and Shearman & Sterling LLP will rely upon Appleby Spurling & Kempe with respect to matters of Bermuda law. John D. Campbell, the recently retired senior counsel of Appleby Spurling & Kempe, is a director of Orient-Express Hotels.

EXPERTS

        The consolidated financial statements and related consolidated financial statement schedule incorporated in this prospectus by reference from Orient-Express Hotels' Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption by Orient-Express Hotels of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002, and SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and 138, effective January 1, 2001, which is incorporated herein by reference, and have been so incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is a part of a registration statement on Form S-3 which Orient-Express Hotels filed with the Securities and Exchange Commission under the Securities Act of 1933, Registration No. 333-110296. We refer you to this registration statement for further information with respect to Orient-Express Hotels and the class A common shares offered by this prospectus.

        Orient-Express Hotels files annual, quarterly and special reports and other information with the SEC (Commission file number 1-16017). These filings contain some information which does not appear in this prospectus. For further information about Orient-Express Hotels, you may obtain these filings over the internet at the SEC's Web site at http://www.sec.gov. You may also read and copy these filings at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330, and may obtain copies of Orient-Express Hotels' filings from the public reference room by calling (202) 942-8090.

        The SEC allows Orient-Express Hotels to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to other documents which Orient-Express Hotels has filed or will file with the SEC. We are incorporating by reference in this prospectus

  •
  Orient-Express Hotels' Annual Report on Form 10-K for the fiscal year ended December 31, 2002,

  •
  Orient-Express Hotels' Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003, and September 30, 2003,

  •
  Orient-Express Hotels' Current Report on Form 8-K bearing cover date of April 8, 2003,

  •
  The description of Orient-Express Hotels' class A common shares which appears in its Registration Statement on Form 8-A dated July 28, 2000, for the registration of the class A common shares under Section 12(b) of the Securities Exchange Act of 1934, and

  •
  The description of the Rights which appears in Orient-Express Hotels' Registration Statement on Form 8-A dated July 28, 2000 for the registration of the Rights under Section 12(b) of the Securities Exchange Act of 1934.

        All documents which Orient-Express Hotels files with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination of this offering of class A common shares shall be deemed to be incorporated by reference in this prospectus and to be a part of it from the filing dates of such documents. Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

        We shall provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to the Secretary, Orient-Express Hotels Inc., 1155 Avenue of the Americas, New York, New York 10036 (telephone 212-302-5066).

        Orient-Express Hotels is a Bermuda company and is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934. As a result, (1) Orient-Express Hotels' proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Securities Exchange Act, and (2) transactions in Orient-Express Hotels' equity securities by its officers and directors are exempt from Section 16 of the Exchange Act.

ORIENT-EXPRESS HOTELS LTD

HOTELS AND RESTAURANTS

1. Hotel Cipriani & Palazzo Vendramin, Venice
2. Hotel Splendido & Splendido Mare, Portofino
3. Villa San Michele, Florence
4. Hotel Caruso, Ravello
5. Hôtel de la Cité, Carcassonne
6. La Residencia, Mallorca
7. Hotel Ritz, Madrid
8. Lapa Palace, Lisbon
9. Reid's Palace Hotel, Madeira
10. Harry's Bar, London
11. Le Manoir aux Quat'Saisons
12. '21' Club, New York
13. Inn at Perry Cabin, Maryland
14. Keswick Hall, Virginia
15. Charleston Place, Charleston
16. Windsor Court Hotel, New Orleans
17. Maroma Resort and Spa, Riviera Maya
18. La Samanna, St Martin
19. Miraflores Park Hotel, Lima
20. Machu Picchu Sanctuary Lodge, Machu Picchu
21. Hotel Monasterio, Cuzco
22. Copacabana Palace, Rio de Janeiro
23. La Cabãna, Buenos Aires
24. Mount Nelson Hotel, Cape Town
25. The Westcliff, Johannesburg
26. Orient-Express Safaris, Botswana
27. The Observatory Hotel, Sydney
28. Lilianfels Blue Mountains, New South Wales
29. Bora Bora Lagoon Resort, Tahiti

TRAINS AND CRUISE SHIP

30. Venice Simplon-Orient-Express, Europe
31. British Pullman, United Kingdom
32. Northern Belle, United Kingdom
33. PeruRail, Peru
34. Eastern & Oriental Express, South-East Asia
35. Road To Mandalay, Myanmar

3,000,000 Shares

Orient-Express Hotels Ltd.
Class A Common Shares

PROSPECTUS

Merrill Lynch & Co.
Citigroup
Bear, Stearns & Co. Inc.
Lazard

November 20, 2003

QuickLinks

TABLE OF CONTENTS
SUMMARY
Orient-Express Hotels Ltd.
Investment Highlights
Recent Development
Relationship with Sea Containers
The Offering
Summary Consolidated Financial Data
Orient-Express Hotels Ltd. and Subsidiaries
RISK FACTORS
Risks Relating to our Business
Risks Relating to our Relationship with Sea Containers Ltd.
Other Risks
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE AND DIVIDEND HISTORY OF THE CLASS A COMMON SHARES
CAPITALIZATION
DIRECTORS AND EXECUTIVE OFFICERS OF ORIENT-EXPRESS HOTELS
BENEFICIAL OWNERSHIP OF CLASS A AND CLASS B COMMON SHARES
DESCRIPTION OF THE COMMON SHARES
MATERIAL TAX CONSIDERATIONS
UNDERWRITING
AUTHORIZED REPRESENTATIVE
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION